Exhibit 99.1

4Front Provides Integration & People Update

Recent hires and departures prioritize driving performance in adult-use markets and improved supply chain and vendor management

VANCOUVER and PHOENIX, Nov. 1, 2019 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company"), has recently made a number of key additions to its leadership and operations teams as it prioritizes execution in adult-use markets. The Company is also announcing the granting of options to independent board members and the departures of certain team members.

This crop of new hires and promotions is largely aimed at increasing the Company's emphasis on managing supply chain and vendor relationships, which are critical ingredients for both product manufacturing and retail success in nascent, often constrained, cannabis markets.

"As adult-use markets gain momentum East of the Mississippi, where the majority of our retail operations exist, including in the key states of Illinois and Massachusetts, we are putting in place the people and systems to allow the company to capitalize on the market opportunities ahead of us, including the integration of the 4Front and Cannex teams," said Josh Rosen, 4Front CEO. "It's also become increasingly apparent that our retail heritage in California and production heritage in Washington, including our understanding of the importance of collaboration within the supply chain, is growing in applicability."

Regarding the rapid growth of the 4Front team, Mr. Rosen commented: "We are often finding that hiring from within the maturing cannabis industry is a more effective approach to growing our team, although we also anticipate continuing to augment our team with talent from other industries."

New hires, promotions and departures include:

  The additions of Josh Krane and Timeka Drew to expand 4Front's team in California as 4Front continues development of its City of Commerce production facility and looks to develop a retail footprint, including 4Front's support of social equity applicants. Both Josh and Timeka were most recently with FIELD, a high-end cannabis extract company in California—Josh as Director of Operations and Timeka as Director of Compliance. The Company also recently added Shanif Sims in an operational leadership role to support the rapid growth of Pure Ratios, 4Front's San Diego-based wellness brand.
  The additions of Seth Gilligan and JT Archer in operations positions at Brightleaf, 4Front's cultivation and production division. Seth brings extensive experience managing supply chains, including during stints at Amazon and Nordstrom, to improving the management of Brightleaf's non-cannabis supply chain, and JT brings his infrastructure and complex project management skills to the development of 4Front's new cultivation and production facilities.
  The hiring of two former Northwest Cannabis Solutions ("NWCS") employees to assist Brightleaf as it expands into new markets. Davis Tea, NWCS' former CEO, is focusing on leading and supporting the cultivation and manufacturing general managers in Massachusetts and Illinois. Also joining the Brightleaf team is Moisey Fokina, who had previously run operations at NWCS' Tumwater, Wash., production facility and helped lead construction of Brightleaf's second-generation cultivation facility in Elma, Wash., which generates yields of >400 grams per sq. ft. Moisey will contribute his expertise to 4Front's cultivation and production infrastructure projects.
  The promotions of Joe Feltham and Mark Passerini to leadership roles supporting the operations at Mission, 4Front's retail division, and overall cannabis supply chain management across the organization. Joe is a longtime 4Front team member, who previously served as Chief of Staff to 4Front CEO Josh Rosen and Mark is a cannabis industry pioneer, founding Om of Medicine, a medical cannabis dispensary, in Ann Arbor, Mich., in 2010.
  In addition, Kris Krane, 4Front's Co-Founder and President, is taking on the role of President of Mission.
  4Front is also announcing the departures of some team members: Glenn Backus, former President of Mission; Leise Rosman, Chief Growth Officer of 4Front; and Dave Croom, former CFO of Brightleaf and originally CFO of Cannex Capital Holdings, Inc.

"Glenn was instrumental in providing vision and structure to our Mission retail operations," said Mr. Rosen. "As we transition to an increased emphasis on the supply chain and vendor relationships that enable retail execution, I'm pleased that Kris Krane has stepped in to become President of Mission. Kris and Mark Passerini will be spending significant amounts of time in market with our teams at Mission's retail locations, which are currently spread across seven states.

"Leise has been a key member of the 4Front family, having joined Kris and I not long after we founded the company in 2011. She has been instrumental in establishing 4Front's platform and credibility within the industry," said Mr. Rosen.

Mr. Rosen continued, "Dave provided the financial backbone for Cannex. With the recent addition of our new CFO, Brad Kotansky, 4Front's financial management capabilities are largely being centralized in our Phoenix headquarters."

"I'd like to thank Glenn, Leise and Dave for their valuable contributions to 4Front," said Mr. Rosen.

Options Grant
4Front is also announcing that it has granted a total of 1.2 million stock options, on an as-converted-to-subordinate-voting-share basis, to its two recently announced independent board members: Betty Aldworth and Kathi Lentzsch (600,000 to each). On an as-converted basis, these options are being granted with a strike price of $0.80 CAD, consistent with other recent options grants.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 15:52e 01-NOV-19